



LD INVESTMENTS CLUB

Want to join the Later Days family?

Believe in the grind? Get in on the ground floor and help us build Later Days. Hit the link in the bio for more info.

WEFUNDER.COM/LATERDAYSCOFFEE

please recycle or reuse